-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington  D.C. 20549


                                   FORM 6-K

                           Report of Foreign Issuer

   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                 Filing No. 1 for the month of September, 1999

                          Bid.Com International Inc.
                          --------------------------
                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON Canada L4V 1V2
         -------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X  Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes_   No X

-------------------------------------------------------------------------------

                          BID.COM INTERNATIONAL INC.

        On September 16, 1999, the Company issued a press release announcing a planned private placement to raise Cdn$25 million (approximately US$17.2 million). The press release is filed as an exhibit to this Form 6-K.


        Exhibit 1.      Press Release issued September 16, 1999

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BID.COM INTERNATIONAL INC.

Date: September 16, 1999                By: /s/ Mark Wallace
                                            _________________________
                                            Name: Mark Wallace
                                            Title: Executive Vice-President




                                       3